SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )1

Minerva Neurosciences, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

603380 10 6
(CUSIP Number)

July 7, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 603380 10 6

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson EIN: 22-1024240
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,284,353
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,284,353
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,284,353
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12.		TYPE OF REPORTING PERSON CO

CUSIP NO. 603380 10 6

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson Development Corporation EIN: 22-2007137
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,284,353
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,284,353
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,284,353
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12.		TYPE OF REPORTING PERSON CO

CUSIP NO. 603380 10 6
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Minerva Neurosciences, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

245 First Street Suite 1800 Cambridge, MA 02142

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Development Corporation, a New Jersey corporation (“JJDC”).  JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC.  J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

One Johnson & Johnson Plaza New Brunswick, NJ 08933

ITEM 2(c)	CITIZENSHIP:

J&J: New Jersey
JJDC: New Jersey

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $.0001 par value per share (“Common Stock”)

ITEM 2(e)	CUSIP NUMBER:

603380 10 6

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP NO. 603380 10 6

ITEM 4	OWNERSHIP:
(a) Amount Beneficially Owned:

J&J: 3,284,353 shares of Common Stock
JJDC: 3,284,353 shares of Common Stock

(b) Percent of Class:

J&J: 18.0%*
JJDC: 18.0%*

*Based on 18,278,084 shares of Common Stock outstanding on July 7, 2014 after the closing of the Issuer’s initial public offering and concurrent private placements.

(c) Number of shares as to which such person has

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote:

J&J: 3,284,353
JJDC: 3,284,353

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of:

J&J: 3,284,353
JJDC: 3,284,353

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

CUSIP NO. 603380 10 6

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.  603380 10 6
SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2014

JOHNSON & JOHNSON
By:	/s/ Douglas Chia
Name:	Douglas Chia
Title:	Secretary

JOHNSON & JOHNSON DEVELOPMENT CORPORATION

By:	/s/ Steven M. Rosenberg
Name:	Steven M. Rosenberg
Title:	Secretary